Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CANOO INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Canoo Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment (this “Certificate of Amendment”) to the Second Amended and Restated Certificate of Incorporation of the Corporation (as heretofore amended, the “Certificate of Incorporation”) amends the provisions of the Certificate of Incorporation.

2. The Board of Directors of the Corporation has duly adopted resolutions approving and declaring the following amendment to the Certificate of Incorporation to be advisable and in the best interests of the Corporation and its stockholders.

3. Part A of Article IV of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 2,010,000,000 shares. 2,000,000,000 shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). 10,000,000 shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

Upon the effectiveness of the filing of this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company, as amended (the “Effective Time”), every 23 shares of Common Stock issued and outstanding or held by the Company in treasury immediately prior to the Effective Time shall, automatically and without any further action on the part of the Company or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”), subject to the treatment of fractional share interests as described below. No fractional shares shall be issued as a result of the Reverse Stock Split, and, in lieu thereof, the Company’s transfer agent for the registered holders of shares of Common Stock shall aggregate all fractional shares of Common Stock and arrange for them to be sold on behalf of such holders whose shares of Common Stock otherwise would have been combined into a fractional share as a result of the Reverse Stock Split and, after completing the sale, such holders will receive a cash payment from the transfer agent in an amount equal to their respective pro rata share of the total net proceeds of such sale. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) shall thereafter, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the payment of cash in lieu of fractional share interests as provided above.”

4. The foregoing amendment was duly adopted by the Board of Directors of the Corporation and its stockholders in accordance with the provisions of Section 242 of the DGCL and Article VIII of the Certificate of Incorporation.

5. This Certificate of Amendment shall become effective as of 8:00 a.m., Eastern time, on March 8, 2024.

IN WITNESS WHEREOF, Canoo Inc. has caused this Certificate of Amendment to be executed by the undersigned duly authorized officer on this 7th day of March, 2024.

CANOO INC.

/s/ Hector Ruiz
By: Hector Ruiz
Its: General Counsel and Corporate Secretary